UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ISUN, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

465246106
(CUSIP Number)

Jeffrey Peck, 400 Avenue D, Suite 10, Williston, VT 05495 (802) 658-3378
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffrey Peck

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,445,834

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,497

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,445,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.20%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Veroma, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
163,318

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
163,318

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Michael d’Amato

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
198,651

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Roger G. Branton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
275,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
275,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Branton Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
275,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
275,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Richard L. Mooers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
275,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
275,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Mooers Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
275,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
275,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Corundum AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
90,660

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,660

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Mats Wennberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
90,660

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,660

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
John P. Comeau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
29,749

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,749

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Sassoon M. Peress

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
291,500

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
291,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Duane Peterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
469,394

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
469,394

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James Moore

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
469,394

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
469,394

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Jeffrey Irish

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
304,002

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
304,002

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
John Sullivan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
58,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

The securities covered by this Schedule 13D are shares of Common Stock, par value $0.0001 per share (the “Common Stock”) of iSun, Inc. formerly known as The Peck Company Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 400 Avenue D, Suite 10, Williston, Vermont 05495.

Item 2.	Identity and Background

(a), (f)    This statement is being filed on behalf of:

(i)	Jeffrey Peck, a citizen of the United States of America;

(ii)	Veroma, LLC, a New York limited liability company (“Veroma”)

(iii)	Michael d’Amato, a citizen of the United States of America;

(iv)	Roger G. Branton, a citizen of the United States of America;

(v)	Branton Partners, LLC, a Delaware limited liability company (“Branton Partners”);

(vi)	Richard L. Mooers, a citizen of the United States of America;

(vii)	Mooers Partners, LLC, a Delaware limited liability company (“Mooers Partners”);

(viii)	Corundum AB, a Swedish limited company (“Corundum”);

(ix)	Sassoon M. Peress, a citizen of Canada;

(x)	Duane Peterson, a citizen of the United States of America;

(xi)	James Moore, a citizen of the United States of America;

(xii)	Jeffrey Irish, a citizen of the United States of America; and

(xiii)	John Sullivan , a citizen of the United States of America; and

(xiv)
John P. Comeau, a citizen of the United States of America (together with Jeffrey Peck, Veroma, Michael d’Amato, Roger G. Branton, Branton Partners, Richard L. Mooers, Mooers Partners,  Corundum AB, Sassoon Peress, Duane Peterson, James Moore, Jeffrey Irish, John Sullivan,  and John P. Comeau, the “Reporting Persons”)

Each of Jeffrey Peck, Veroma, LLC, Michael d’Amato, Roger G. Branton, Branton Partners, LLC, Richard L. Mooers, Mooers Partners, LLC, and Corundum AB have entered into a Joint Filing Agreement, dated as of July 1, 2019, a copy of which is incorporated herein by reference as Exhibit 5. Each of John Sullivan, and Sassoon M. Peress entered into a Joint Filing Agreement, dated as of February 16, 2021, copies of which are incorporated herein as Exhibits 15, and 6, respectively. Each of Duane Peterson, John P. Comeau, Jeffrey Irish, and James Moore have entered into a Joint Filing Agreement, dated as of February 28, 2022, copies of which are incorporated herein as Exhibits  9, 14, 11,  and 10  respectively.

(b)	The business address of Jeffrey Peck is 400 Avenue D, Suite 10, Williston, VT 05495.

The business address of each of Veroma and Michael d’Amato is 208 Midwood Street, Brooklyn, NY 11225.

The business address of each of Roger G. Branton, Branton Partners, Richard L. Mooers and Mooers Partners is 240 South Pineapple Ave., Suite 701, Sarasota, FL 34236.

The business address of Corundum is Box 57, 182 05 Djursholm, Stockholms län.

The business address of Sassoon M. Peress is 400 Avenue D, Suite 10, Williston, VT 05495.

The business address of each of Duane Peterson and James Moore is 442 US Route 2, Waterbury, VT 05676.

The business address of Jeffrey Irish is 5 Bollenbecker Road, Rhinebeck, NY 12572.

The business address of John Sullivan is 400 Avenue D, Suite 10, Williston, VT 05495.

The business address of John P. Comeau is 2 ½ Joseph Street, Derry, NH 03038.

(c)	Jeffrey Peck is the Chief Executive Officer of the Issuer and a member of the Issuer’s Board of Directors. The business address of the Issuer is 400 Avenue D, Suite 10, Williston, VT 05495.

Michael d’Amato is Chief Strategy Officer of the Issuer and a Managing Member of Veroma. Veroma’s principal business is to business development consulting. Michael d’Amato, as President of Veroma, may be deemed to have the shared power to dispose or direct the disposition of the shares of Common Stock of the Issuer that are directly held by Veroma.

John Sullivan is Chief Financial Officer of the Issuer. The business address of Mr. Sullivan is 400 Avenue D, Suite 10, Williston, VT 05495.

Roger G. Branton is the Managing Member of Branton Partners. The principal business of Branton Partners is investment management. Roger G. Branton, as Managing Member of Branton Partners, may be deemed to have the shared power to dispose or direct the disposition of the shares of Common Stock of the Issuer that are directly held by Branton Partners.

Richard L. Mooers is the Managing Member of Mooers Partners. The principal business of Mooers Partners is investment management. Richard L. Mooers, as Managing Member of Mooers Partners, may be deemed to have the shared power to dispose or direct the disposition of the shares of Common Stock of the Issuer that are directly held by Mooers Partners.

Corundum’s principal business is investment management.

Duane Peterson is Co-President of SolarCommunities, Inc. (“SolarCommunities, Inc.”), a Vermont benefit corporation and a wholly-owned subsidiary of iSun Residential, Inc., a Delaware corporation, which is a wholly-owned subsidiary of the Issuer. The business address of Mr. Peterson is 442 US Route 2, Waterbury, VT 05676.

James Moore is Co-President of SolarCommunities, Inc. The business address of Mr. Moore is 442 US Route 2, Waterbury, VT 05676.

Jeffrey Irish is a Vice President of SolarCommunities, Inc. The business address of Mr. Irish is 5 Bollenbecker Road, Rhinebeck, NY 12572.

John P. Comeau is the General Manager of Liberty Electric, Inc., a New Hampshire corporation and a wholly-owned subsidiary of iSun Industrial, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer. Mr. Comeau’s business address is 2 ½ Joseph Street, Derry, NH 03038.

(d)	None of the Reporting Person have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Person have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As reported on Schedule 13D filed on  June 20, 2019 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to a Share Exchange Agreement, dated as of February 26, 2019 (the “Exchange Agreement”), by and among the Issuer, Peck Electric and Peck Electric’s stockholders (the “Stockholders”). In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from “Jensyn Acquisition Corp.” to “The Peck Company Holdings, Inc.” “Jensyn” refers to the Registrant prior to the Closing. In connection with the Closing, Jensyn issued 3,234,501 shares of Jensyn’s Common Stock to the Stockholders in exchange for all of the equity securities of Peck Electric, and Peck Electric became a wholly-owned subsidiary of the Issuer. In this regard, the following Reporting Persons received the following number of shares of Common Stock in consideration for their equity securities of Peck Electric: (a) Jeffrey Peck received 1,406,974 shares of Common Stock; (b) Veroma received 213,318 shares of Common Stock; (c) Mooers Partners received 335,976 shares of Common Stock; (d) Branton Partners received 335,976 shares of Common Stock; and (e) Corundum received 90,660 shares of Common Stock.

The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, a copy of which is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019, which was attached to the Schedule 13D as Exhibit 1 and incorporated herein by reference.

On January 19, 2021 the Issuer changed its name of iSun, Inc.

On January 19, 2021, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “iSun Merger Agreement’) with Peck Mercury, Inc., iSun Energy, LLC, and Sassoon M. Peress.  Pursuant to the iSun Merger Agreement, Mr. Peress was issued shares of Common Stock, Warrants and other consideration.  Mr. Peress was issued 200,000 shares of Common Stock at Closing.  Mr. Peress has executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock.

Pursuant to the iSun Merger Agreement, Mr. Peress was issued a Warrant to acquire 100,000 shares of Common Stock. Mr. Peress exercised such Warrant on February 8, 2021 and was issued 100,000 shares of Common. Mr. Peress has executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock.

The foregoing summary of the iSun Merger Agreement is qualified in its entirety by reference to the iSun Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2021, incorporated herein by reference.

On January 4, 2021 the Board of Directors of the Issued approve a grant of shares of Common Stock and Non-Qualified Stock Options to Messrs. Peck, Sullivan and d’Amato.  The shares of Common Stock are subject to vesting. As of the date of this Amendment No. 2 the shares of Common Stock have vested in the following amounts: Mr. Peck – 54,666, Mr. Sullivan – 28,000, and Mr. d’Amato – 37,332.

On October 1, 2021, iSun Residential Merger Sub, Inc., a wholly-owned subsidiary of iSun Residential, merged with and into SolarCommunities, Inc. pursuant to the terms of an Agreement and Plan of Merger by and among the Issuer, iSun Residential, iSun Residential Merger Sub, Inc., SolarCommunities, Inc, and Duane Peterson, James Moore, and Jeffrey Irish (the “SunCommon Merger Agreement”).  Pursuant to the SunCommon Merger Agreement, each of Messrs. Peterson, Moore and Irish were issued 469,394, 469,394, and 228,001 shares of Common Stock, respectively, at Closing.  Each of Messrs. Peterson, Moore and Irish has executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock.

The foregoing summary of the SunCommon Merger Agreement is qualified in its entirety by reference to the SunCommon Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2021, incorporated herein by reference.

On November 18, 2021, John Stark Electric, Inc., a New Hampshire corporation (“JSI”) and wholly-owned subsidiary of the Issuer, Liberty Electric, Inc., a New Hampshire Corporation (“Liberty”) and John P. Comeau (“Comeau”) after obtaining required consents, released signature pages and closed an Asset Purchase Agreement (the “Liberty Asset Purchase Agreement”), pursuant to which JSI acquired all of the assets of Liberty. Pursuant to the Liberty Asset Purchase Agreement, Mr. Comeau was issued 29,749 shares of Common Stock. Mr. Comeau executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock.

The foregoing summary of the Liberty Asset Purchase Agreement is qualified in its entirety by reference to the Liberty Asset Purchase  Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2021, incorporated herein by reference.

On January 24, 2022 the Board of Directors of the Issued approve a grant of shares of Common Stock and Non-Qualified Stock Options to Messrs. Peck, Sullivan and d’Amato.  The shares of Common Stock are subject to vesting. As of the date of this Amendment No.  2 the shares of Common Stock have vested in the following amounts: Mr. Peck – 16,667, Mr. Sullivan – 16,667, and Mr. d’Amato – 16,667.

Item 4.	Purpose of Transaction

Jeffrey Peck, Veroma, Mooers Partners, Branton Partners, and Corundum previously held shares of capital stock in Peck Electric and received the shares of Common Stock as consideration from the Issuer pursuant to the terms of the above described Exchange Agreement in connection with the Business Combination.

Mr. Peress received the shares of Common Stock as consideration from the Issuer pursuant to the above described iSun Merger Agreement.

Messrs. Peterson, Moore, and Irish received the shares of Common Stock as consideration from the Issuer pursuant to the above described SunCommon Merger Agreement.

Mr. Comeau received the shares of Common Stock as consideration from the Issuer pursuant to the above described Liberty Asset Purchase Agreement.

Mr. Peck and Mr. d’Amato received the shares of Common Stock and Non-Qualified Stock Options from the Issuer pursuant to the Issuer’s 2020 Equity Incentive Plan.

Jeffrey Peck intends to participate in and influence the affairs of the Issuer through his positions as Chief Executive Officer of the Issuer and a member of its Board of Directors through his voting rights with respect to ownership of the Common Stock of the Issuer.

Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Persons reserve the right to increase or decrease their holdings on such terms and at such times as they may decide.

Other than as described above, the Reporting Persons do not have any plan or proposal relating to or that would result in:

(a)	the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to those enumerated above.

Item5.	Interest in Securities of the Issuer

(a) — (b)

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Jeffrey Peck	4,445,834	33.20%	4,445,834	0	1,405,497	0

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Veroma, LLC	163,318	1.22%	0	0	0	163,318

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Michael D’Amato	198,651	1.48%	0	0	35,333	163,318

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Roger G. Branton	275,000	2.05%	0	0	0	275,000

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Branton Partners, LLC	275,000	2.05%	0	0	0	275,000

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Richard L. Mooers	275,000	2.05%	0	0	0	275,000

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Mooers Partners, LLC	275,000	2.05%	0	0	0	275,000

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Corundum AB	90,660	.068%	0	0	90,660	0

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Sassoon M. Peress	291,500	2.18%	0	0	291,500	0

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
John Sullivan	58,000	0.43%	0	0	58,000	0

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Duane Peterson	469,394	3.51%	0	0	469,394	0

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
James Moore	469,394	3.51%	0	0	469,394	0

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Jeffrey Irish	304,002	2.27%	0	0	304,002	0

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
John P. Comeau	29,794	0.22%	0	0	0	0

* Based on 13,391,288 shares of Common Stock outstanding as of March 8, 2022 – as reported by the Issuer’s transfer agent.

(c)
Except for the transactions described in Items 3, 4, 5 or 6 of this Schedule 13D, which are incorporated by reference into this Item5(c), during the last sixty days there were no transactions with respect to the Common Stock effected by the Reporting Person.

(d)	No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Exchange Agreement described further under Item 4, the following Reporting Persons received the following number of shares of Common Stock in consideration for their equity securities of Peck Electric: (a) Jeffrey Peck received 1,406,974 shares of Common Stock; (b) Veroma received 213,318 shares of Common Stock; (c) Mooers Partners received 335, 976 shares of Common Stock; (d) Branton Partners received 335,976 shares of Common Stock; and (e) Corundum received 90,660 shares of Common Stock. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, a copy of which is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019, attached hereto as Exhibit 1 and incorporated herein by reference.

On June 20, 2019, Veroma, Mooers Partners, Branton Partners, and Corundum (the “Key Holders”) entered into a voting agreement with Jeffrey Peck and the Issuer (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, the Key Holders transferred to Jeffrey Peck all of the voting power they otherwise would have as a result of their ownership of shares of Common Stock of the Issuer. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of whichis incorporated by reference as Exhibit 2.

On January 19, 2021, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “iSun Merger Agreement’), incorporated by reference as Exhibit 3, with Peck Mercury, Inc., iSun Energy, LLC, and Sassoon M. Peress.  Pursuant to the Merger Agreement, Mr. Peress was issued shares of Common Stock, Warrants and other consideration.  Mr. Peress was issued 200,000 shares of Common Stock at Closing.  Mr. Peress has executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock, attached hereto as Exhibit 4.

Pursuant to the iSun Merger Agreement, Mr. Peress was issued a Warrant to acquire 100,000 shares of Common Stock. Mr. Peress exercised such Warrant on February 8, 2021 and was issued 100,000 shares of Common. Mr. Peress has executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock.

On October 1, 2021, iSun Residential Merger Sub, Inc., a wholly-owned subsidiary of iSun Residential, merged with and into SolarCommunities, Inc. pursuant to the terms of an Agreement and Plan of Merger by and among the Issuer, iSun Residential, iSun Residential Merger Sub, Inc., SolarCommunities, Inc, and Duane Peterson, James Moore, and Jeffrey Irish (the “SunCommon Merger Agreement”).  Pursuant to the SunCommon Merger Agreement, each of Messrs. Peterson, Moore and Irish were issued 469,394, 469,394, and 228,001 shares of Common Stock, respectively, at Closing.  Each of Messrs. Peterson, Moore and Irish has executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock.

The foregoing summary of the SunCommon Merger Agreement is qualified in its entirety by reference to the SunCommon Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2021, incorporated herein by reference.

On November 18, 2021, John Stark Electric, Inc., a New Hampshire corporation (“JSI”) and wholly-owned subsidiary of the Issuer, Liberty Electric, Inc., a New Hampshire Corporation (“Liberty”) and John P. Comeau (“Comeau”) after obtaining required consents released signature pages and closed an Asset Purchase Agreement (the “Liberty Asset Purchase Agreement”), pursuant to which JSI acquired all of the assets of Liberty. Pursuant to the Liberty Asset Purchase Agreement, Mr. Comeau was issued 29,749 shares of Common Stock. Mr. Comeau executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock.

The foregoing summary of the Liberty Asset Purchase Agreement is qualified in its entirety by reference to the Liberty Asset Purchase Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2021, incorporated herein by reference.

Other than as described in this Amendment No. 2 to Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Form of Exchange Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019).

Exhibit 2
Voting Agreement dated June 20, 2019 by and among the Reporting Persons.(incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 27, 2019)

Exhibit 3	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 25, 2021)

Exhibit 4	Irrevocable Proxy (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 25, 2021)

Exhibit 5
Agreement as to Joint Filing of Schedule 13D, dated as of July 1, 2019 among certain of the Reporting Persons (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2019)

Exhibit 6
Agreement as to Joint Filing of Schedule 13D, dated as of February 16, 2021 between Jeffrey Peck and Sassoon M. Peress (incorporated by reference to Exhibit 7 to the Schedule 13D filed with the Securities and Exchange Commission on February 19, 2021)

Exhibit 7	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2021)

Exhibit 8	Irrevocable Proxy (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2021)

Exhibit 9	Agreement as to Joint Filing of Schedule 13D, dated as of February 28, 2022 between Jeffrey Peck and Duane Peterson.

Exhibit 10	Agreement as to Joint Filing of Schedule 13D, dated as of February 28, 2022 between Jeffrey Peck and James Moore.

Exhibit 11	Agreement as to Joint Filing of Schedule 13D, dated as of February 28, 2022 between Jeffrey Peck and Jeffrey Irish.

Exhibit 12	Asset Purchase Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2021)

Exhibit 13	Irrevocable Proxy (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2021)

Exhibit 14	Agreement as to Joint Filing of Schedule 13D, dated as of February 28, 2022 between Jeffrey Peck and John P. Comeau.

Exhibit 15
Agreement as to Joint Filing of Schedule 13D, dated as of February 16, 2021 between Jeffrey Peck andJohn Sullivan (incorporated by reference to Exhibit 8 to the Schedule 13D filed with the Securities and Exchange Commission on February 19, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2022

/s/ Jeffrey Peck

Jeffrey Peck, individually

VEROMA, LLC

	By:	/s/ Michael d’Amato

Name:Michael d’Amato
Title: Managing Member

/s/ Michael d’Amato

Michael d’Amato, individually

BRANTON PARTNERS, LLC

	By:	/s/ Roger G. Branton

Name: Roger G. Branton
Title: Managing Member

/s/ Roger G. Branton

Roger G. Branton, individually

MOOERS PARTNERS, LLC

	By:	/s/ Richard L. Mooers

Name: Richard L. Mooers
Title: Managing Member

/s/ Richard L. Mooers

Richard L. Mooers, individually

CORUNDUM AB

By:	/s/ Mats Wennberg

Name:Mats Wennberg
Title: Authorized Person

/s/ John Sullivan

John Sullivan, individually

/s/ John P. Comeau

John P. Comeau, individually

/s/ Sassoon M. Peress

Sassoon M. Peress, individually

/s/ Duane Peterson

Duane Peterson, individually

/s/ James Moore

James Moore, individually

/s/ Jeffrey Irish

Jeffrey Irish, individually

/s/ John P. Comeau

John P. Comeau, individually

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Form of Exchange Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019).

Exhibit 2
Voting Agreement dated June 20, 2019 by and among the Reporting Persons.(incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 27, 2019)

Exhibit 3	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 25, 2021)

Exhibit 4	Irrevocable Proxy (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 25, 2021)

Exhibit 5
Agreement as to Joint Filing of Schedule 13D, dated as of July 1, 2019 among certain of the Reporting Persons (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2019)

Exhibit 6
Agreement as to Joint Filing of Schedule 13D, dated as of February 16, 2021 between Jeffrey Peck and Sassoon M. Peress (incorporated by reference to Exhibit 7 to the Schedule 13D filed with the Securities and Exchange Commission on February 19, 2021)

Exhibit 7	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2021)

Exhibit 8	Irrevocable Proxy (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2021)

Exhibit 9	Agreement as to Joint Filing of Schedule 13D, dated as of February 28, 2022 between Jeffrey Peck and Duane Peterson.

Exhibit 10	Agreement as to Joint Filing of Schedule 13D, dated as of February 28, 2022 between Jeffrey Peck and James Moore.

Exhibit 11	Agreement as to Joint Filing of Schedule 13D, dated as of February 28, 2022 between Jeffrey Peck and Jeffrey Irish.

Exhibit 12	Asset Purchase Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2021)

Exhibit 13	Irrevocable Proxy (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2021)

Exhibit 14	Agreement as to Joint Filing of Schedule 13D, dated as of February 28, 2022 between Jeffrey Peck and John P. Comeau.

Exhibit 15
Agreement as to Joint Filing of Schedule 13D, dated as of February 16, 2021 between Jeffrey Peck andJohn Sullivan (incorporated by reference to Exhibit 8 to the Schedule 13D filed with the Securities and Exchange Commission on February 19, 2021)